CARBON SCIENCES, INC.

5511C Ekwill Street

Santa Barbara, CA 93111

Tel: (805) 456-7000

October 19, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-5010

Attention:	John Cash
Jessica Dickerson
Jay Ingram

Re:	Carbon Sciences, Inc.
Form 10-K for the year ended December 31, 2011
Filed March 30, 2012
Form 10-Q for the period ended March 31, 2012
Filed May 15, 2012
File No. 333-144931

Ladies and Gentlemen:

The following addresses the comments of the reviewing staff (the “Staff”) of the Commission set forth in its letter dated October 10, 2012, relating to the periodic reports of Carbon Sciences, Inc. (the “Company”). We respond as follows:

Form 10-K for the Fiscal Year Ended December 31, 2011

General

1.	Throughout the filing, you often refer to the “proceeds of this offering” or “this offering.” For example, see the two references on page 8 as well as the references on pages 14, 18, and 21. In future filings, please ensure the disclosures in your filings are tailored to accurately reflect the information to be communicated to investors.

Response:

The Company assures the Staff that future filings will more accurately reflect the information being communicated to the investor.

Business, Page 3

2.	In future filings, please revise your disclosure to clarify the current status of your business operations. Your current description of your business comprises a largely promotional discussion of how you believe your technology that undeveloped will impact the world’s dependence on petroleum. Yet, your disclosure is vague and does little to provide readers with a clear sense of your business, the feasibility of your disclosed business plan, the ability to develop the “syngas technology” and the ability of your company to survive in the short and long terms. Revise your disclosure to distinguish aspirations from accomplishments. Describe more specifically each activity that is essential to the development and commercialization of your proposed technology and indicate which of those steps will be provided by you and which will be delegated to third parties. Clearly explain how you will acquire the land rights necessary for the highway that will traverse the state and discuss all of the existing or probable governmental regulations on your business. Discuss the extent to which you have made arrangements with third parties and describe the significant terms of all material arrangements with the third parties you intend to rely upon. For example, you refer to an agreement with Emerging Fuels Technology but the nature of your arrangement with that entity and the role it will play in your business activities is unclear.

CARBON SCIENCES, INC.

5511C Ekwill Street

Santa Barbara, CA 93111

Tel: (805) 456-7000

Response:

The Company assures the Staff that in future filings it will provide a more detailed description of business operations and plans more in line with what the Staff has suggested in the comment above. However, it does not appear the Company has disclosed anything related to acquiring land rights or a highway.

Management’s Discussion and Analysis, page 17

Liquidity and Capital Resources, page 19

3.	In future filings, revise the liquidity and capital resources section to state clearly whether your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months. To the extent you do not have sufficient resources to fund planned operations for the 12-month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. In discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis, and indicate whether the expected rate at which capital is used in operations over the 12-month period will vary from that amount, by how much and why. In preparing this disclosure, consider the extent to which your current liabilities exceed current assets and explain how your need to discharge current liabilities within the twelve months will impact the rate at which you use funds in operations and your need for capital.

Response:

The Company assures the staff that in future filings it will provide a description of its available capital resources and whether or not such funds are sufficient for a period not less than 12 months. Moreover, the Company will provide the further details regarding liquidity and operations as requested by the Staff in the comment above.

Executive Compensation page 24

4.	In future filings, please title the summary compensation table, and include a narrative to the summary compensation table that describes any material factors necessary to an understanding of the information disclosed in the table. For example, you should describe the material terms of the option awards granted to the named executive officers. Refer to Item 402(o)(4) of Regulation S-K.

Response:

The Company assures the Staff that in future filings it will provide a more detailed description of grants in the properly titled summary compensation table more in line with Item 402(o)(4) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended March 31, 2012

General

5.	We note your disclosures on pages 10 and 14 regarding sales of unregistered securities during the first and second quarters of fiscal 2012. On page 14, you state that the sales were made pursuant to Rule 506 of Regulation D and/or Section 4(2) of the Securities Act of 1933, as amended. We further note that you filed a registration statement on Form S-1 (file number 333-177797) and an amendment to the registration statement on November 7, 2011 and January 9, 2012, respectively. Given the ban on general solicitation in connection with private offerings, please tell us how you solicited the investors in the private offerings that occurred subsequent to the filing of your registration statement. For guidance, please refer to Question 139.25 of the Securities Act Sections Compliance and Disclosure Interpretations. This comment also applies to any additional private sales disclosed in your Form 10-Q for the quarterly period ended June 30, 2012.

Response:

The investors in the private placement were solicited by the Company’s Chief Executive Officer. Each of the investors had a pre-existing relationship with the Company, as existing shareholders of the Company. In addition, none of the investors was solicited or invested in the private offering through the registration statement. Therefore the company believes the sales of the securities to the investors in reliance on Rule 506 of Regulation D and/or Section 4(2) of the Securities Act of 1933, as amendedis appropriate.

The company acknowledges that:

·	the company is responsible for the adequacy and accuracy of the disclosure in its filings;
·	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing addresses your comments. Should there be any additional questions, please contact the undersigned at (805) 456-7000 or our counsel, Marcelle S. Balcombe at Sichenzia Ross Friedman Ference LLP at (212) 930-9700.

Very Truly Yours,

/s/ Byron Elton
Byron Elton
Chief Executive Officer